Exhibit 99.1

News release…

Date: 22 December 2006
Ref: PR506g

Iron ore price settlement

Hamersley Iron has today reached agreement with China’s Baosteel on the price for Hamersley iron ore deliveries for the contract year commencing 1 April 2007. Under this agreement, the price of Hamersley lump and fine ores will increase by 9.5 per cent.

The new prices will be:-

Hamersley Fines	US $ 0.8042 per dry metric tonne unit
Hamersley Lump	US $ 1.0264 per dry metric tonne unit

Sam Walsh, Chief Executive of Rio Tinto’s Iron Ore Group, said, “As a major supplier to China for over thirty years, Hamersley Iron is pleased to reach this agreement today with Baosteel, China’s largest steelmaker. The agreement reflects the continuing strong demand in the market for Hamersley’s products.”

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Nick Cobban	Ian Head
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Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
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David Ovington	Susie Creswell
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